FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of March 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on March 27, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the establishment of overseas intra-group financial subsidiary.

2.	News release issued on March 27, 2006, by the registrant, announcing the delisting of shares from two stock exchanges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: April 7, 2006

March 27, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Establishment of Overseas Intra-group Financial Subsidiary

Osaka, Japan, March 27, 2006 — Matsushita Electric Industrial Co., Ltd. [NYSE symbol: MC], best known for its Panasonic brand, today announced that its Board of Directors has decided to establish an intra-group overseas finance company as hereinafter described.

1. Purpose of establishment

Matsushita currently conducts finance and foreign currency exchange operations on a regional basis at the head office of the company in Osaka, Japan, and various overseas financial subsidiaries. To meet the needs of more sophisticated global operations, Matsushita will establish a new overseas financial subsidiary with in-house banking functions that will facilitate various finance and foreign exchange transactions worldwide.

The new company aims at enhancing efficiency and reducing costs on a consolidated-basis through global centralization of funds and foreign exchange transactions in Japanese yen, US dollars and Euros, which transactions are currently on a regional basis. Along with the establishment of the new company, Matsushita will further enhance the efficiency of group-wide treasury transactions by introducing a new round-the-clock global treasury system.

In addition, Matsushita will become the first Japanese non-financial institution to utilize the SWIFT* service, which enables the exchange of global financial transaction data among financial institutions, thereby ensuring more rapid and efficient financial operations. The new system will allow effective management of information regarding bank account balances, transaction information, payment instructions and confirmation of foreign exchange contracts for companies throughout the Matsushita group.

- more -

In this way, Matsushita will establish a global treasury infrastructure connecting approximately 600 group companies including domestic and overseas subsidiaries, thereby further strengthening consolidated cash flow management.

*	SWIFT (Society for Worldwide Interbank Financial Telecommunication)

2. Basic information about the new overseas financial subsidiary

1) Corporate name:	Panasonic Global Treasury Center B.V.
2) Representative:	TBD
3) Principal office:	Amsterdam, The Netherlands
4) Date of incorporation:	May 2006 (planned)
5) Principal lines of business:	Various financial and foreign currency exchange operations in Japanese yen, US dollars and Euros.
-Funds and foreign exchange transactions including deposits and loans with the head office of Matsushita Electric Industrial Co., Ltd. and its overseas financial subsidiaries.
-Investment, funding and foreign exchange transactions with financial institutions.
6) Financial closing date:	March 31
7) Number of employees:	5 (planned)
8) Capital stock:	500 million US dollars
9) Percentage of shareholdings:	100% funded by a subsidiary, “Panasonic Holding Netherlands B.V.,” Matsushita’s wholly-owned subsidiary

The new company is expected to start operations in September 2006, as a consolidated subsidiary of Matsushita Electric Industrial Co., Ltd.

[Reference: Overview of intra-group financial transactions of Matsushita]

# # #

March 27, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita to Delist Shares from Two Stock Exchanges

Osaka, Japan, March 27, 2006 — Matsushita Electric Industrial Co., Ltd. [NYSE symbol: MC], best known for its Panasonic brand, today announced that its Board of Directors resolved to submit applications to two stock exchanges for delisting of the company’s shares.

Details of the delisting are as follows:

1. Stock exchanges to which Matsushita will submit applications for delisting

Matsushita will submit applications to delist from the following stock exchanges:

Frankfurt (Germany) stock exchange

Euronext Amsterdam (Netherlands) stock exchange

[Reference]

Stock exchanges on which Matsushita will continue to list its shares are as follows:

In Japan:         Tokyo, Osaka and Nagoya stock exchanges

Overseas:        New York Stock Exchange

2. Reasons for delisting of the company’s shares

Matsushita noted that the trading volume of its shares on the above-mentioned two stock exchanges is extremely low, whereby continuation of such listing is no longer economically efficient.

- more -

3. Schedule

Applications for delisting of the company’s shares will be submitted to the relevant stock exchanges in April 2006. The company expects to complete the delisting procedures in September 2006.

# # #